16001695

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 22 2016
Washington DC
416

INUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferretti Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Accounting & Compliance International – 40 Wall Street, Suite 1704
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Phyllis Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferretti Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2016

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERRETTI GROUP, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

FERRETTI GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Ferretti Group, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Ferretti Group, Inc. (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ferretti Group, Inc. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 22, 2016

FERRETTI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	11,141
Due from broker		92,275
Marketable securities		292,753
Commissions receivable		75,000
Other assets		53,511
Total assets	$	524,680

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	131,338
Payable to shareholder		34,897
Total liabilities		166,235
Commitments and Contingencies (Notes 4 and 5)		
Stockholders' equity (Note 6)		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$	10,000
Additional paid-in capital		266,002
Retained earnings		82,443
Total stockholders' equity		358,445
Total liabilities and stockholders' equity	$	524,680

FERRETTI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Nature of Business

Ferretti Group, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

FERRETTI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

d) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Inobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money Market	$292,753	$292,753	$0	$0

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2016 and January 22, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2015.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - Commitments

Office Space
The Company leases two office spaces pursuant to operating leases. One expires June 30, 2016 with an automatic renewal every year and the second expires July 31, 2016. The future minimum rental commitment through termination is:

Year	Amount
2015	$ 13,275

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capita, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had Net Capital of $299,079 which was $287,997 in excess of its required net capital of $11,082. The Company's net capital ratio was 55.58%

FERRETTI GROUP INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2015

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Ferretti Group Inc.
c/o Accountants and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Ferretti Group Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin
Lerner & Sipkin, CPAs, LLP (NY)
January 22, 2016

FERRETTI GROUP INC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2015

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 2,981,883
Additions	
Deductions	(531,979)
SIPC Net Operating Revenues	$ 2,449,904

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 2,351,259
General Assessment @ .0025	5,878

Assessment Remittance:

Less: Payment made with Form SIPC-6 in July, 2015	(2,925)
Assessment Balance Due	$ 2,953

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2015

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 2,351,259
SIPC Net Operating Revenues as computed above	2,351,259
Difference	$ -